Rule 424(b)(3)
                                      Registration Statement No. 33-64875
PROSPECTUS
                       308,469 Shares

                       MICROCOM, INC.

                       Common Stock

          The Prospectus relates to  the resale of up to  308,469
shares (the "Shares") of Common Stock, $.01 par value per share, of Microcom, Inc. (the "Company" or "Microcom") held by certain shareholders of the Company (the "Selling Shareholders").

          THE COMMON STOCK OFFERED  HEREBY INVOLVES A HIGH DEGREE
OF  RISK.   FOR A DISCUSSION  OF CERTAIN FACTORS  WHICH SHOULD BE
CONSIDERED IN  CONNECTION WITH THE PURCHASE  OF THESE SECURITIES,
SEE "RISK FACTORS" BEGINNING ON PAGE 5.

          It is anticipated that some or all of the 266,429 Shares held by The Parthenon Group, Inc. ("Parthenon"), one of the Selling Shareholders, may be distributed to certain of Parthenon's current and former employees as soon as practicable after the date of this Prospectus as compensation for employment services rendered. The Selling Shareholders and their agents, donees, distributees, pledgees and other successors in interest may offer and sell the remainder of the Shares from time to time in one or more transactions on The Nasdaq Stock Market, or otherwise, at market prices then prevailing or in negotiated transactions. The Shares may also be sold pursuant to option, hedging or other transactions with broker-dealers. The Shares may also be offered in one or more underwritten offerings. The underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds".

          The Common Stock of the Company is traded on the National Market of The Nasdaq Stock Market (the "Nasdaq National Market") under the symbol "MNPI". On February 5, 1996, the last reported sale price of Common Stock on the Nasdaq National Market was $25 3/8 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION
             PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS.  ANY REPRESENTATION TO
               THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Prospectus is February 6, 1996.

                        AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission (File No. 0-14805) are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995; (2) the Company's interim reports on Form 10-Q for the fiscal quarters ended June 30, 1995 and September 30, 1995; and (3) the Company's Registration Statement on Form 8-A filed on April 28, 1987 registering the Company's Common Stock under Section 12(g) of the Exchange Act.

          All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer of the Company, 500 River Ridge Drive, Norwood, Massachusetts 02062-5028, Telephone: (617) 551-1000.

                           THE COMPANY

          The Company is a leading provider of remote network access solutions. The Company's products enable users to access and communicate with on-line computer networks, such as the Internet, America Online, CompuServe and Prodigy, and corporate networks from remote locations. Microcom provides its customers with remote network access management and security capabilities, and high quality, reliable products that are easy to install and use.

          The Company was founded in 1980 as a developer of data communications software, high performance modems and related technologies. In the early 1990s, the Company responded to changes in the data communications industry by undertaking a series of strategic initiatives and restructurings designed to reposition the Company to address the needs of the emerging remote network access markets. These initiatives included the development of products with remote network access functionality, divestitures of non-core products, a restructuring of the worldwide sales organization, the hiring of a new Chief Executive Officer and the acquisition of Integrated Services Digital Network (ISDN) product technologies. By implementing these initiatives and by leveraging its technology and expertise, the Company has developed a broad range of remote network access products for central site network managers and remote users. The Company believes that its recent results of operations reflect the ongoing implementation of these initiatives.

          Microcom's products serve both central site network managers and individual remote users. Products designed for the central site include the High Density Management System (HDMS) -- a dial-up access management system; and LANexpress -- remote local area network (LAN) access systems which include
expressWATCH, a comprehensive remote network access management solution. Products designed for the individual remote user include high performance V.34 (28.8 Kbps) PCMCIA, desktop and other modems; Carbon Copy remote control/remote PC access software; LANexpress remote client software, a remote node and remote control LAN access product; and ISDN terminal adapters.

          The Company's customers include (i) Internet and on-line service network access providers, such as Sprint Corporation, (ii) "Corporate 2000" companies such as American Airlines, Inc., Blockbuster Entertainment Corporation, NYNEX
Corporation and State Farm Insurance Company, (iii) large international corporations, (iv) governmental agencies and universities and (v) individual remote users seeking to access the Internet, on-line services and corporate networks. The Company distributes its products through direct sales and multiple indirect channels, including value added resellers
(VARs), distributors and original equipment manufacturers (OEMs) in the United States and international markets.

          Microcom's  strategy is  to  continue to  be a  leading
provider of remote network access solutions and  to capitalize on
the emerging trends  in this market.   The key components  of the
Company's strategy are as follows:

     Continue Focus on Remote Network Access Market by developing new products and enhancements to existing products to meet or exceed the evolving requirements of both the central site network manager and the remote user.

     Maintain Technology Leadership by  investing in research and
     development   to  enhance  existing  products,  develop  new
     products, and respond to emerging technologies in a cost effective and timely manner.

     Leverage  Existing Customer  Base by  aggressively marketing new products  and  enhancements to  existing  customers  and
     utilizing  this   installed  base  as  references   for  new
     customers, particularly telecommunications companies.

     Develop and Expand Strategic Relationships with telecommunications companies, equipment providers, OEMs and software vendors to enhance the Company's product development activities and leverage shared technologies and joint marketing efforts.

     Expand Worldwide Distribution to  develop further demand for
     remote  network   access  products  both   domestically  and
     internationally.

          MICROCOM, the Microcom logo, MICROCOM & DESIGN, MNP, expressWATCH, LANexpress, Travelcard and TravelPorte are registered  trademarks  of  the  Company  and  Advanced  Parallel
Technology,   APT,  Carbon   Copy,  DeskPorte,   DeskPorte  FAST,
High Density Management System, HDMS, Intelligent Network Controller, INC and Microcom Networking Protocol are trademarks of the Company. This Prospectus and the documents incorporated by reference herein also include trade names and trademarks of companies other than Microcom.

          The Company's principal executive offices are located at 500 River Ridge Drive, Norwood, Massachusetts 02062-5028, and its telephone number is (617) 551-1000.

                           RISK FACTORS

          In addition to the other information contained in this Prospectus and in the documents incorporated herein by reference (see "Incorporation of Certain Documents by Reference" above), the following factors should be considered carefully in evaluating an investment in the Common Stock.

New Product Development and Rapid Technological Change

          The market for Microcom's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. Microcom's future success will depend in part on its ability to enhance its existing products and to introduce new products on a timely basis to meet and adapt to changing customer requirements, evolving industry standards and emerging technologies. There can be no assurance that Microcom will be successful in developing, manufacturing and marketing new products or product enhancements that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, there can be no assurance that services, products or technologies developed by others will not render Microcom's products or technologies uncompetitive or obsolete. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully manage the transition to new products. The failure to manage any such transition successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

Highly Competitive Environment

          The market for remote network access products is highly
competitive.   In the central  site remote network access market,
the Company competes with remote LAN access server vendors such as Shiva Corporation, Digital Communications Associates, Inc., Novell, Inc. and 3Com Corporation and vendors of dial-up access management systems such as U.S. Robotics Corporation, Primary Access Corporation (which has been acquired by 3Com Corporation) and Motorola, Inc. The Company also faces increasing competition from operating system (OS) and network operating system (NOS)
vendors  such   as  Microsoft   Corporation,  Novell,   Inc.  and
International Business Machines Corporation who are including remote access capabilities in their products. In the remote site
personal  computer  (PC)  communications  software   market,  the
Company competes with a number of providers of remote control, file transfer and remote LAN access software, including Symantec Corporation, Stac Electronics, Inc. and Shiva Corporation. The Company's remote site modems compete with those of U.S. Robotics Corporation, Hayes Microcomputer Products, Inc. and its subsidiary Practical Peripherals, Inc. Increased competition could result in price reductions and loss of market share which would materially and adversely affect Microcom's business, results of operations and financial condition. The Company believes that its ability to compete successfully depends on a number of factors, including
price,  product   features,  product  quality,   performance  and
reliability,   name  recognition,   international  certification,
experienced   sales,   marketing   and   service   organizations,
development of new  products and enhancements,  evolving industry
standards and  announcements by competitors.   Many of Microcom's
current  and potential  competitors  have  significantly  greater
financial,   marketing,  technical   and  other   resources  than
Microcom.   As a result, they may be able to respond more quickly
to  new   or  emerging  technologies  and   changes  in  customer
requirements, or to devote  greater resources to the development,
promotion  and  sale of  their products  than  the Company.   The
Company  also  expects competition  to  increase as  a  result of
industry  consolidations.    In addition,  current  and potential
competitors   have  established  or   may  establish  cooperative
relationships among themselves or with third parties to address the remote network access needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire
significant  market share.    There  can  be  no  assurance  that
Microcom will be able to continue to compete successfully with existing or new competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, results of operations or financial condition.

Sales to Telecommunications Carriers

          As part of its sales and marketing strategy, Microcom is seeking to increase the sales of its central site remote network access products to telecommunications carriers and affiliated entities. These entities usually have long purchasing cycles and extensive vendor qualification requirements. Accordingly, sales efforts to such entities typically require significant investments of time and resources with no assurance that such efforts will be successful. Sales by Microcom to Sprint Corporation ("Sprint") accounted for 13% and 24% of net sales in fiscal 1994 and 1995, respectively, and 9% in the first nine months of fiscal 1996. Sprint is not obligated to make any minimum level of future purchases from the Company or to provide the Company with binding forecasts of product purchases for any future period. While the Company expects that Sprint will continue to be an important customer, the Company anticipates that net sales to Sprint in fiscal 1996 will continue to be significantly less than in fiscal 1995. The Company has recently established a relationship with another major telecommunications carrier which has accounted for 9% of the Company's net sales in the first nine months of fiscal 1996. There can be no assurance, however, that the Company will continue to make any significant sales to such carrier or that sales to it and other telecommunications carriers will fully offset any decline in sales to Sprint. The failure to achieve and maintain significant sales to telecommunications carriers or to fully offset any decline in sales to Sprint would have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Quarterly Results

          Microcom's quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Such fluctuations may result in volatility in the price of the Company's Common Stock. Quarterly revenues and operating results may fluctuate as a result of a variety of factors including the timing of significant orders, the timing of product enhancements and new product introductions by Microcom and its competitors, the pricing of the Company's products, changes in product mix, changes in customers' budgets, competitive conditions, the proportion of international sales to total net sales, the proportion of sales made pursuant to the Company's various distribution channels and general economic conditions. The Company has historically operated with limited backlog because its products are shipped shortly after orders are received. The Company has often recognized a substantial portion of its net sales in the last month of the quarter. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in the last month of a quarter. A small variation in the timing of orders is likely to adversely and disproportionately affect the Company's results of operations as the Company's expense levels are based, in part, on its expectations as to future net sales and only a small portion of the Company's expenses vary with its net sales. Moreover,
Microcom's net sales may fluctuate based on the level of inventories of the Company's products maintained by the Company's resellers in any particular quarter. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Although the Company's net sales have increased and the Company has been profitable in recent quarterly periods, there can be no assurance that the Company's net sales will increase in future quarters or that the Company will remain profitable on a quarterly basis, if at all. Due to the foregoing factors, it is possible that in some future quarters the Company's results of operations will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected.

Limited History of Profitable Operations

          Although the Company's net income was $5,761,000, in fiscal 1995 and $8,662,000 in the first nine months of fiscal 1996, the Company incurred net losses of $10,913,000 and $10,694,000 for fiscal 1994 and 1993, respectively, which net losses included restructuring and other costs of $7,875,000 and $4,268,000 in those years, respectively. At December 31, 1995, the Company had an accumulated deficit of $12,927,000. There can be no assurance that the net sales and net income growth Microcom has experienced in recent quarters can be sustained or that in the future Microcom will be profitable and not incur additional restructuring charges.

Dependence on Suppliers and Subcontractors

          The Company is dependent on a small number of subcontractors for the manufacture and assembly of all of its remote network access products. In the event that any of these subcontractors were to become unable or unwilling to manufacture Microcom's products in required volumes, Microcom would have to identify and qualify additional subcontractors. The identification and qualification process could be lengthy and no assurances can be given that any replacement subcontractors will be available to the Company on a timely basis. The failure to identify and qualify replacement subcontractors on a timely basis would have a material and adverse effect on the Company's business, results of operations and financial condition. In addition, certain components used in the Company's products are only available from a single supplier or a limited number of suppliers. Components for the Company's products which are only available from a single supplier include certain semiconductor components used in the Company's modems sourced from Rockwell International Corporation ("Rockwell") and the power supply component obtained from TDK for the Company's PCMCIA modem. It was recently reported that Rockwell would be required to allocate among its customers, including Microcom, the supply of a certain component incorporated into V.34 modems. This component is included in the Company's HDMS, LANexpress and modem products. If Rockwell is unable to supply sufficient quantities of this component to the Company on a timely basis, it would cause a delay in Microcom's product shipments and such delay would have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes, however, that it will be able to obtain from Rockwell sufficient quantities of the component to satisfy its anticipated requirements. The Company generally purchases single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with its suppliers. Further, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. A reduction or interruption in supply of these components could result in delays or reductions in product shipments which would materially and adversely affect the Company's business, results of operations and financial condition and could damage customer relationships. The Company may also be subject to increases in component costs, which could also have a material adverse effect on the Company's business, results of operations or financial condition.

Dependence on Proprietary Technology

          The Company's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company currently holds fifteen United States patents, four of them involving ISDN technology, and has three United States patent applications and ten foreign patent applications pending in a number of jurisdictions. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company's United States patents expire between 2004 and 2011. The Company has not sought foreign patents for some of its technologies, including technologies which have been patented in the United States, which may adversely effect the Company's ability to protect its technologies and products in foreign countries. The Company generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time the Company has received claims of infringement of other parties' proprietary rights. In addition, the Company periodically reviews recent patents that have been issued to third parties. As a result of such reviews, the Company has from time to time identified and investigated the validity and scope of issued patents for technologies similar to, or related to, the Company's technologies. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis would have a material adverse effect upon the Company's business, results of operations and financial conditions.

Risks Associated with International Operations

          The Company expects that sales outside North America, which accounted for approximately 28% of net sales in fiscal 1995 and 47% in the first nine months of fiscal 1996, will continue to represent a significant portion of its total net sales. In addition, the Company uses subcontractors in China, Malaysia, Singapore and Hong Kong to manufacture a substantial portion of its products and obtains certain components from foreign suppliers. Sales to customers outside the United States and reliance on foreign manufacturers and suppliers involve a number of risks, including unexpected changes in regulatory requirements and tariffs, difficulties enforcing agreements and collecting receivables, longer payment cycles, exchange rate fluctuations, difficulties enforcing intellectual property rights, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade.

Reliance on Remote Network Access Market

          Microcom currently devotes virtually all of its research and development, manufacturing, marketing and sales resources to service the remote network access market. The Company's future financial performance will depend in large part on continued growth in the remote network access market, which in turn will depend in part on the growth in the number of organizations utilizing remote network access products and the number of applications developed for use with those products. There can be no assurance that this market will continue to grow or that the Company will be able to respond effectively to the evolving requirements of this market. If this market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, results of operations and financial condition would be materially and adversely affected.

Reliance on Indirect Distribution Channels

          Sales through indirect distribution channels accounted for approximately 69% of the Company's net sales in fiscal 1995 and 69% in the first nine months of fiscal 1996. The Company's agreements with VARs, distributors and OEMs are typically non-exclusive and in many cases may be terminated by either party without cause, and many of the Company's VARs, distributors and OEMs carry competing product lines. Therefore, there can be no assurance that any VAR, distributor or OEM will continue to represent the Company's products and the loss of important VARs, distributors or OEMs could adversely affect the Company's business, results of operations and financial condition.
                         -10-

Dependence on Personnel

          Microcom believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and product development personnel. Except with respect to the President and Chief Executive Officer, the Company does not have employment contracts with its key personnel and does not maintain any key person life insurance policies. Competition for such personnel is intense, especially in the areas of engineering and sales and marketing. The loss of key management or technical personnel could materially and adversely affect the Company's business, results of operations and financial condition, and there can be no assurance that Microcom will be able to attract and retain the personnel required to engineer, manage, market or develop its products and conduct its operations successfully.

Management of Growth

          Microcom has recently experienced rapid growth which has placed, and could continue to place, a significant strain on the Company's management and operations. If Microcom's management is unable to manage future growth effectively, Microcom's business, results of operations and financial condition could be materially and adversely affected.

Potential Volatility of Stock Price

          The market price of the Company's Common Stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products or enhancements offered by the Company, announcements of new products or enhancements by competitors, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and market conditions in the industry, shortages of key components as well as general economic conditions. In addition, stock prices for many technology companies, including the Company, have experienced significant volatility for reasons unrelated to operating results. These fluctuations may adversely affect the market price of the Company's Common Stock.

Potential Adverse Effects of Anti-Takeover Provisions

          The Company's Restated Articles of Organization and By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, a majority of the outstanding Common Stock of the Company. These provisions include the classification of the Company's Board of Directors and super-majority voting requirements to remove directors and to amend the provisions relating to the classification of the Board of Directors and the removal of directors. In addition, the Company's Restated Articles of Organization prohibit a holder of 10% or more of the Common Stock from engaging in certain transactions with the Company, including a merger or sale of stock or assets, without the approval of the holders of at least 80% of the Common Stock. These provisions could delay or make more difficult a merger, tender offer or proxy contest involving the Company, and may limit or reduce the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

                         USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.


                       SELLING SHAREHOLDERS

          Set forth below, with respect to each Selling Shareholder, is the number of shares of Common Stock beneficially owned, the number of Shares offered pursuant to this Prospectus and the number of shares to be owned after completion of the offering (assuming the sale of all the Shares offered hereunder).


                                             Number of Shares  Number of Shares
                               Total Number   of Shares to be  To be Owned After
 Name                        of Shares Owned  Offered or Sold  the Offering (1)
 ______                      _______________ _________________ _________________

 The Parthenon Group, Inc.        311,429       266,429(2)         45,000
 Walter Y.C. Chang & Sylvia        21,256        21,256(3)              0
   S.W. Chang
 Sinn Tai Chinn & Sylvia S.W.       2,682         2,682(3)              0
   Chang
 David Y. Chin & Pauline C.         4,930         4,930(3)              0
   Chin
 Robert G. Segel                      308           308(3)              0
 Joanne S. Chertok                    304           154(3)            150
 Walter C.J. Pang &  Carol L.       2,533         2,033(3)            500
   Pang
 Jimin Ling & Hanna S.H. Ling       1,479         1,479(3)              0
 Clarence S. Chinn & Agatha Y.      1,788         1,788(3)              0
   Chinn
 Franklin K.S. Leong & Darlene      1,448         1,448(3)              0
   D. Leong
 Kwock Y. Leong                     1,448         1,448(3)              0
 Gerald W.S. Ching & Gladys           616           616(3)              0
 K.S. Ching
 James J.L. Fitzgerald & Ida M.       616           616(3)              0
   Fitzgerald
 Leor Zolman & Lisa Zolman            771           771(3)              0
 William M.H. Dung & Daisy P.       1,685         1,685(3)              0
   Dung
 Steven G. Finn                       826           826(3)              0
 _________________________

         (1) Assumes that the respective Selling Shareholders will each sell all of the Shares registered hereunder. Each Selling Shareholder may sell all or any part of his, her or its Shares pursuant to this Prospectus.

        (2) Such Shares were acquired by Parthenon, a management and consulting company of which John C. Rutherford, a director of the Company, is a managing director and fifty percent shareholder, as compensation for various consulting services rendered to the Company.

        (3) Such Shares were issued by the Company to such Selling Stockholders in exchange for their shares of preferred stock of Extension Technology Corp., a Delaware corporation ("Extension"), on January 5, 1995 in connection with the merger of Extension with and into a wholly-owned subsidiary of the Company.


                           PLAN OF DISTRIBUTION

        Parthenon  has advised  the  Company that  it  intends  to distribute some or all of the 266,429 of its Shares covered by this Prospectus to certain of its current and former employees (approximately 62 persons total) as compensation for employment services rendered as soon as practicable after the date of this
Prospectus.   The remaining Shares,  and any of  the Shares which
may not be distributed by Parthenon as described in the preceding sentence, will be distributed as described below.

        The  Selling   Shareholders  and  their  agents,   donees,
distributees, pledgees and other successors in interest may, from time to time, offer for sale and sell or distribute the Shares to be offered by them hereby (a) in transactions executed on the Nasdaq National Market, or any securities exchange on which the shares may be traded, through registered broker-dealers (who may act as principals, pledgees or agents) pursuant to unsolicited orders or offers to buy, (b) in negotiated transactions, or (c) through other means. The Shares may be sold from time to time in one or more transactions at market prices prevailing at the time of sale or a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated
prices.    Such   prices  will  be  determined   by  the  Selling
Shareholders or by agreement between the Selling Shareholders and
their underwriters,  dealers, brokers or agents.   The Shares may
also  be  offered in  one or  more  underwritten offerings.   The
underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus.

        In  connection  with  distribution  of  the  Shares,   the
Selling Shareholders may enter into hedging or other option transactions with broker-dealers in connection with which, among other things, such broker-dealers may engage in short sales of the Shares pursuant to this Prospectus in the course of hedging the positions they may assume with one or more of the Selling

Shareholders. The Selling Shareholders may also sell Shares short pursuant to this Prospectus and deliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which may result in the delivery of Shares to such broker-dealers who may sell such Shares pursuant to this Prospectus. The Selling Shareholders may also pledge the Shares to a broker-dealer and upon default the broker-dealer may effect the sales of the pledged Shares pursuant to this Prospectus.

        The   distribution   of   the  Shares   by   the   Selling
Shareholders is not  subject to any underwriting agreement.   Any
underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Shareholders and/or purchasers of Shares, for whom
they may act.   Such discounts, concessions, commissions or  fees
will not exceed those customary for the type of transactions involved. In addition, the Selling Shareholders and any such underwriters, dealers, brokers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act, and any profits on the sale of Shares by them and
any discounts,   commissions  or concessions  received by  any of
such persons  may  be deemed  to  be underwriting  discounts  and
commissions  under  the  Securities  Act.    Those  who  act   as
underwriter, broker, dealer or agent in connection with the sale of the Shares will be selected by the Selling Shareholders and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

        The aggregate proceeds to the Selling Shareholders from the sale of the Shares offered by the Selling Shareholders hereby will be the purchase price of such Shares less any broker's commissions.

        In order  to comply  with the securities  laws of  certain
states,  if  applicable,  the   Shares  will  be  sold   in  such
jurisdiction only  through  registered  or  licensed  brokers  or
dealers.   In addition, in  certain states the Shares  may not be
sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration of qualification requirement is available and is complied with.

        The Selling Shareholders and any broker-dealer, agent or underwriter that participates with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any
commissions   received   by   such   broker-dealers,   agents  or
underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares offered hereby may not simultaneously engage in market making activities with respect to the Shares for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of sales of the Shares by the Selling Shareholders.

        There is no assurance that the Selling Shareholders will sell any or all of the Shares described herein and may transfer, devise or gift such securities by other means not described
herein.   The  Company is  permitted to suspend  the use  of this
Prospectus in connection with sales of the Shares by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. Expenses of preparing
and   filing  the   registration  statement   all  post-effective
amendments will be borne by the Company.

              INTERESTS OF NAMED EXPERTS AND COUNSEL

        The legality of the Common Stock offered hereby is being passed upon for the Company by Choate, Hall & Stewart, Boston,
Massachusetts.   William C. Rogers,  a partner of  Choate, Hall &
Stewart, is the Clerk of the Company.

               No   dealer,  salesman  or
          any  other   person  has   been
          authorized    to    give    any
          information  or  to  make   any
          representations  not  contained
          in  this  Prospectus,  and,  if
          given     or     made,     such
          information or  representations
          must  not  be  relied  upon  as
          having been  authorized by  the
          Company   or    any   of    the
          Underwriters.  This  Prospectus
          does  not constitute  an  offer
          of  any securities  other  than
          those  to  which it  relates or
          an   offer   to  sell,   or   a
          solicitation  of  an  offer  to
          buy,  to  any  person  in   any
          jurisdiction   where   such  an
          offer or solicitation would  be
          unlawful.        Neither    the
          delivery   of  this  Prospectus
          nor any  sale hereunder  shall,
          under    any     circumstances,
          create   any  implication  that
          the    information    contained
          herein  is  correct as  of  any
          time  subsequent  to  the  date
          hereof.

                    TABLE OF CONTENTS
                                     Page
          Available Information . . .   2
          Incorporation of Certain
            Documents by Reference  .   2
          The Company . . . . . . . .   3
          Risk Factors  . . . . . . .   5
          Use of Proceeds . . . . . .  12
          Selling Shareholders  . . .  12
          Plan of Distribution  . . .  13
          Interests of Named Experts
           and Counsel  . . . . . . .  15
              ____________________

                 308,469 SHARES

                 MICROCOM, INC.

                 COMMON STOCK
              _____________________

                   PROSPECTUS

               FEBRUARY 6, 1996
             ______________________